SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 3

                     WARRIOR ENERGY SERVICES CORPORATION
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    092260504
                                 (CUSIP NUMBER)

                              CHARLES E. UNDERBRINK
                                245 STEWART DRIVE
                            MERRITT ISLAND, FLORIDA 32952
                                 (321) 986-6129
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 APRIL 24, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT.   [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 458144102                   13D/A


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|   1  |   NAMES OF REPORTING PERSONS:   CHARLES E. UNDERBRINK
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
|      |
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|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
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|   3  |   SEC USE ONLY
|      |
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|   4  |   SOURCE OF FUNDS *     PF
|      |
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|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)       [ ]
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|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |                                                            Florida
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                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |                                               0
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |                                               0
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |                                               0
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |                                               0
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|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |                                                                   0
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|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *            [ ]
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|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |                                                                   0%
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|  14  |   TYPE OF REPORTING PERSON *
|      |                                                                  IN
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

ITEM 1. Security and Issuer.

This statement constitutes Amendment No. 3 to the statement on Schedule 13D filed with the Securities and Exchange Commission on October 31, 2005, (the "Original Filing"), with respect to shares of BWWL Common Stock beneficially owned by Charles E. Underbrink. This Amendment No. 3 reflects certain material changes in the information set forth in the Original Filing.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Filing.

As of April 24, 2006, Charles Underbrink has beneficial ownership of 0 Shares of Common Stock of BWWC.

Mr. Underbrink disclaims beneficial ownership of the St. James Shares.


ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

On December 27, 2005, BWWC completed a one-for-ten reverse stock split. All share amounts disclosed in previous 13D and 13D/A filings of SJMB should be adjusted to reflect the reverse stock split. The following amounts are on a post-reverse stock split basis.

On April 24, 2006 the Underbrink Family Entities converted thier $1,677,374 of principal and $104,430 of accrued interest into 237,574 shares of Common Stock increasing the total number of shares of Common Stock held to 839,920. The conversion price per share was $7.50. Pursuant to the October 6, 2005 Recapitalization Agreement, the Underbrink Family Entities sold their 839,920 shares of Common Stock to BWWC. The aggregate purchase price received by the Underbrink Family Entities was $18,053,112. The Underbrink Family Entities believe they are entitled to approximately $303,339 of additional purchase price under the terms of the Recapitalization Agreement, and the Underbrink Family Entities and BWWL have agreed to arbitrate the disputed amount.

On April 24, 2006 SJMB, L.P. converted its $13,700,000 of principal and $11,961,265 of accrued interest into 3,421,502 shares of Common Stock increasing the total number of shares of Common Stock held to 3,923,250. The conversion price per share was $7.50. Pursuant to the October 6, 2005 Recapitalization Agreement, SJMB, L.P. sold the 3,923,250 shares of Common Stock and its warrants to purchase 3,343,500 shares of Common Stock to BWWC. The aggregate purchase price received by SJMB, L.P. was $108,280,625.17. SJMB, L.P. believes it is entitled to approximately $1.8 million of additional purchase price under the terms of the Recapitalization Agreement, and SJMB and BWWL have agreed to arbitrate the disputed amount.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 2, 2006




                                         Signature:  /S/ CHARLES E. UNDERBRINK
                                         Name:       CHARLES E. UNDERBRINK




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